April 7, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Filing Desk

Re:	Foundation Healthcare, Inc. / Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-197219)

Ladies and Gentlemen:

On July 2, 2014, Foundation Healthcare, Inc., an Oklahoma corporation (the “Company”), filed Registration Statement No. 333-197219 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the Offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert E. Puopolo, Esq., of Goodwin Procter LLP, at (617) 570-1000.

Sincerely,

FOUNDATION HEALTHCARE, INC.

/S/ STANTON NELSON

Stanton Nelson Chief Executive Officer

cc:	Jeffrey P. Riedler (Securities and Exchange Commission)

Matthew Jones (Securities and Exchange Commission)

Robert E. Puopolo, Esq. (Goodwin Procter LLP)

Foundation Healthcare, Inc.

14000 N. Portland Avenue, Ste. 200, Oklahoma City, Oklahoma 73134

405-608-1700 p — 405-608-1780 f — www.fdnh.com